July 14, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (787) 759-8900

Mr. Jorge A. Junquera
Senior Executive Vice President and
Chief Financial Officer
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

Re: Popular Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2008
File No. 0-13818

Dear Mr. Junquera:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended December 31, 2007

Exhibit 13.1, The Corporation's Annual Report to Shareholders for the year ended December 31, 2007

Financial Statements for the three-year period ended December 31, 2007

Note 23, Retained interests on transfers of financial assets, page 115

1.   We refer to the third paragraph on page 15, and related discussion on page 9 of Management's Discussion and Analysis, that states in December 2007 the Company completed a recharacterization of certain on-balance sheet securitizations recorded as secured borrowings to permit their recognition as sales under SFAS 140. Please provide us with the following information regarding this transaction that removed from the 2007 financial statements $3.2 billion of mortgages loans and $316 million of impaired loans:

   • The analysis you performed to conclude that the securitizations, formerly recorded as secured borrowings, now qualify as true sales through the removal of the four discretionary servicer and residual holder provisions from the pooling and servicing agreements. Consider in your response:

      o The conditions for sale accounting for transfers of financial assets in paragraph 9 of SFAS 140 and related implementation guidance in paragraphs 27 to 34 of SFAS 140.

      o Paragraph 55 of SFAS 140 discusses changes in circumstances whereby the transferor regains control of the assets previously sold because the conditions in paragraph 9 of SFAS 140 are not met but does not provide for a recharacterization of a secured borrowing as a sale transaction.

   • Tell us and discuss in future filings the nature and extent of the consideration received by the Company, other than the beneficial interests retained, that permitted the recognition of sale accounting in accordance with paragraph 9 of SFAS 140.

   • Tell us if the amendments to the pooling and servicing agreements that were authorized by the Company and the trustees of the securitization trusts:

      o Resulted in increased risks to the certificate holders of the mortgage backed securities.

      o Required the approval of the certificate holders covered by the related pooling and servicing agreements.

- Tell us the basis for recording as a sale the $316 million of impaired loans and the $68 million of OREOs that were transferred to the securitization trust considering any contractual conditions or related contemporaneous agreements that require the Company to:

  o Repurchase non-performing assets transferred to the QSPE.

  o Substitute non-performing loans and OREOs transferred to the QSPE for similar performing mortgages in the Company's on-balance sheet portfolio.

  o Reimburse the QSPE for costs incurred related to the disposition of the non-performing loans.

  o Incur in credit enhancements such as cash collateral accounts to investors for reimbursement of chargeoffs of uncollectible loans.

- Considering the Company has transferred to the QSPEs nonperforming assets and OREOs as part of the recharacterization transaction, please tell us your consideration of paragraph 41 of SFAS 140 that states the following:

  o A QSPE could be permitted to temporarily hold foreclosed financial assets.

  o An entity cannot be a QSPE if it receives from a transferor significant secured financial assets that are likely to default with the expectation that it will foreclose on and profitably manage the secured nonfinancial asset

2. We refer to second full paragraph on page 10. Considering the extent of subprime loans, nonperforming loans and OREOs removed from the financial statements of the company as a result of the SFAS 140 recharacterization of the securitizations as off-balance sheet sales, please tell us and discuss in future filings why the Company considers this recharacterization as a sale:

- Provides investors with a better portrayal of the legal rights and obligations related to these transactions; and

- Will allow investors to better assess their economic impact on the Corporation's financial condition.

*   *   *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.   You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief